Exhibit 99.2
Shinhan Bank and Shinhan Card resolved to pay cash dividends to Shinhan Financial Group

On February 6, 2018, the Board of Directors of Shinhan Bank, a wholly-owned bank subsidiary of Shinhan Financial Group (hereafter “SFG”), resolved to pay cash dividends of KRW 540 billion or KRW 340.56 per common share for the fiscal year of 2017, subject to the shareholders’ approval.

On February 7, 2018, the Board of Directors of Shinhan Card, a wholly-owned card subsidiary of SFG, resolved to pay cash dividends of KRW 600 billion or KRW 4,786 per common share for the fiscal year of 2017, subject to the shareholders’ approval.

Since SFG wholly owns Shinhan Bank and Shinhan Card, SFG will be receiving the total dividend amounts.